UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

March 23, 2006	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

 ALBERTA STAR’S 25,000 METER DRILL PERMIT DEEMED COMPLETE FOR DRILLING IN THE ELDORADO IRON OXIDE COPPER, GOLD, AND URANIUM DISTRICT

Alberta Star Development Corp. listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), announces that the company has been informed by the Sahtu Land & Water Board (the “Board”) that the Company’s submission for a second drill permit for 25,000 meters (“the Permit”) has now been deemed complete by the Board and has been formally submitted to the Board for review and final approval.

PERMIT APPLICATION FOR A 25,000 METER DRILL PROGRAM – ELDORADO IOCG & URANIUM BELT- SECOND DRILL PERMIT- DEEMED COMPLETE

Alberta Star has made formal application for a second 25,000 meter drill Permit and in doing so completed a comprehensive First Nations Traditional Educational Knowledge Report which was completed in collaboration with the Deline Land Corporation and included detailed input from Sahtu Dene Elders. The Report also included a wildlife environmental baseline study of the Port Radium and Eldorado uranium district. Alberta Star recently signed a 5 Year Cooperation and Benefits Agreement with the Sahtu Dene & Metis in the Great Bear Region. Final approval for the additional drill permit 25,000 meter drill program at Port Radium in the Eldorado iron oxide copper, gold and uranium district is expected to be completed before the spring exploration season begins. The Sahtu Land and Water Board (SLWB) will oversee the issuance of “Class A- 5 year drill permit”. Alberta Star has now made application for over 40,000 meters of diamond drilling in the Contact Lake and Eldorado IOCG & uranium district and has additional drilling applications being prepared for final submission.  Dr. Hamid Mumin, the Company’s qualified person commented “that the Contact Lake-Echo Bay-Eldorado district contains significant widespread poly-metallic copper, gold, silver, cobalt, bismuth and uranium mineralization associated with IOCG-type systems. However, this mineral rich region remains essentially unexplored for its IOCG potential using modern techniques and the geoscience knowledge currently available for IOCG-epithermal systems. Many geologists who have visited this area have commented that they have never seen a district so well mineralized and promising for mineral exploration.”

15,000 METER DRILL PROGRAM- AT THE CONTACT LAKE IOCG & URANIUM PROJECT

A recently completed interpretation report by Dr. Hamid Mumin of Brandon University, covering the various geophysical data sets and available geological information relating to the Contact Lake property recommends the execution of comprehensive exploration program for 2006. The exploration program includes additional ground and airborne geophysics such as localized Induced Polarization/Resistivity (IP/Res) geophysics over selected portions of the high-amplitude magnetic anomalies, mapping and line-cutting, followed by a comprehensive 15,000 meter drill program at Contact Lake, targeting the high-priority areas. Additional drilling is currently being planned for other high priority targets in the Port Radium-Echo Bay district. The scheduled holes will be drilled to an average depth of 200 -500 meters per-hole using a Boyles 25-A diamond drill. Drilling is expected to commence in mid to late April 2006.

CONTACT LAKE-5 YEAR CLASS “A” DRILLING PERMIT ISSUED-FULLY PERMITTED AT CONTACT LAKE

Alberta Star has been granted a five year Sahtu Land & Water Board Class “A” Land Use Permit for diamond drilling on the Contact Lake Project. The diamond drilling permit is valid until August 24, 2010. Alberta Star is the first mineral exploration company in over 10 years to receive a Class “A”-5 Year drill permit in the Great Bear Lake Sahtu Dene Land settlement area for mineral exploration and diamond drilling. Alberta Star is fully permitted for diamond drilling in the Sahtu Dene Land Settlement Area at Contact Lake.

CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECT

The Contact Lake project is located 5 km southeast of Port Radium on the east side of Great Bear Lake Northwest Territories and 670 kilometers north of the city of Yellowknife. The total size of the Contact Lake project and surrounding area is over 51,473.96 acres in size.  The Contact Lake Project is located 5 kilometers from two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Mine is a former past producer of silver and high grade uranium.  The Contact Lake Mineral belt encompasses an extremely mineral rich portion of the Great Bear Magmatic Zone, as evidenced from the production records of five former past producing silver and uranium mines in the area.  The five past producing silver and uranium mines include the Echo Bay Silver Mine, Eldorado Uranium Mine, Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are now included within Alberta Star’s land package ownership. Alberta Star is the first mineral exploration company in 75 years to successfully stake, acquire and control one entirely contiguous land package in this mineral rich region. The Echo Bay- Contact Lake Mineral Belt is approximately 15 kilometers long and is recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions located anywhere in the world. The current spot price for uranium is now $40.50 US as of March 21, 2006.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, and finances advanced stage exploration projects in Canada. Alberta Star is focusing in the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Contact Lake project.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.